SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775
April 30, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated April 8, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated April 22, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated April 27, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated April 28, 2004 (Attached hereto as Exhibit A-4)
(5) Press release dated April 28, 2004 (Attached hereto as Exhibit A-5)

B. Japanese Language Documents

(1) Press release dated April 8, 2004 (English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated April 22, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated April 27, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated April 28, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated April 28, 2004
(English Translation attached hereto as Exhibit B-5, the same as A-5)

dlw 5/17

Very truly yours,

Shinsei Bank, Limited

By ____________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code Number: 8303)

Shinsei Bank Launches New Time Deposit *Powered One*

- Guaranteed principal with interest rate of 1% p.a. -

Tokyo (Thursday, April 8, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of a new type of time deposit called *Powered One*, effective Thursday, April 8, 2004.

Powered One is a yen-denominated time deposit with an initial five-year term, which Shinsei Bank has the option to extend for another three years four business days before the original maturity date. In order to meet customers' strong needs for "favorable interest rates plus guaranteed principal," an interest rate of 1% p.a. (0.8% p.a. after tax) is applied to the entire term of the time deposit, including the three-year extension.

Shinsei Bank continues to develop new products and services to meet customers' needs.

Outline of *Powered One*

Product Name	"5-Year Yen Time Deposit (With Special Provision Of Extension Up To 8 Years)" (Brand Name: *Powered One*)
Eligible Customers	Individual customers with *PowerFlex* accounts
Currency	Japanese yen
Term	Initially 5 years , with a possible 3-years extension (up to 8 years) 4 business days prior to the original maturity date, Shinsei Bank determines whether to exercise the extension option.
Deposit Method	Lump-sum deposit
Minimum Deposit Amount/Unit	Shinsei Financial Centers: 5 million yen or more, in units of 1 yen Shinsei *PowerCall* (telephone banking): 3 million yen or more, in units of 1 yen Shinsei *PowerDirect* (Internet banking): 1 million yen or more, in units of 1 yen
Repayment Method	Lump sum on initial maturity date, if time deposit not extended Lump sum on final maturity date, if time deposit is extended
Applied Interest Rate	Initial term: Contractual rate at time of deposit (fixed interest rate) Extended term: Contractual rate at time of deposit (fixed interest rate) Initial term (5 years): 1.0% p.a.(0.8% p.a. after tax) Extended term (3 years): 1.0% p.a.(0.8% p.a. after tax)
Interest Payment	Lump-sum interest payment on initial and final maturity dates(simple interest) Interest corresponding to the initial term is paid on the initial maturity date. When extended, interest corresponding to the extended term is paid on the final maturity date. In each case, the interest is credited to the customer's *PowerFlex* ordinary yen deposit account.
Cancellation Before Maturity	As a general rule, not accepted
Deposit Insurance	*Powered One* is covered by Deposit Insurance.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank to Provide 24/7 ATM Services During Golden Week Holidays

Tokyo (Thursday, April 22, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the Golden Week holidays (April 29 to May 5, 2004) will be available 24-hours-a-day as usual.

Since June 2001, Shinsei Bank has provided 24-hours-a-day, seven-days-a-week service at ATMs installed at its head office and branches. During the upcoming Golden Week holidays, Shinsei's integrated *PowerFlex* account cash cardholders will be able to utilize ATM services for cash deposits/withdrawals and balance inquiries at ATMs installed at the Bank's head office and branches, at Keihin Kyuko train stations ("Keikyu Station Bank") and at Daily Yamazaki convenience stores. (See the Appendix for details.) At IY Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 7,900 ATMs), ATM services for cash withdrawals/deposits and balance inquires will be also available 24-hours-a-day.

ATM Operating Hours and Fees During Golden Week Holidays
ATMs Installed at Shinsei Head Office and Branches

Date	Operating Hours (※1, 2)	Fees
Thursday, April 29 to Wednesday, May 5, 2004	24-hours-a-day	Free

(※1) Due to system maintenance work, ATM services will be unavailable from 0:30 to 1:30am and from 8:00 to 9:00am on Tuesday, May 4, 2004.

(※2) Operating hours of Keikyu Station Bank ATM services are from 6:00 to 24:00. Due to system maintenance work, Keikyu Station Bank ATM services will be unavailable from 6:00 to 9:00am on Tuesday, May 4, 2004.

Appendix

ATM Operating Hours and Fees During Golden Week Holidays

- For *PowerFlex* cash cardholders -

Shinsei ATMs Installed at Head Office and Branches

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 2 million yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

IY Bank ATMs Installed at Seven-Eleven Convenience Stores

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 500,000 yen per withdrawal - 2 million yen per day

(※1) 2 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. The maximum number of bills available per transaction (withdrawals/deposits) is 50.

Keikyu Station Bank ATMs Installed at Keihin Kyuko Train Stations

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	6:00 – 24:00	Free	- 500,000 yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

Shinsei Daily Bank ATMs Installed at Daily Yamazaki Convenience Stores

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 500,000 yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

Exhibit A - 3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code No. 8303)

Shinsei Bank Receives Information Security Management System Certifications

- Both international(BS7799-2) and domestic (ISMS) certifications obtained -

Tokyo (Tuesday, April 27, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that on March 24, 2004 its Information Technology Division obtained Information Security Management System certifications for both BS7799-2*, an international certification awarded by the British Standards Instiution (BSI), and ISMS*, the Japanese equivalent developed by the Japan Information Processing Development Corporation (JIPDEC).

Recently, concerns over information security have risen significantly. Since March 2000 when Shinsei Bank was relaunched, its Information Technology Division, the department responsible for the Bank's information systems, has taken pro-active measures in the areas of technology, personnel, and other security controls to address information security issues. Now, the Information Technology Division has been certified by two accredited third-parties for having established and managed a global-standard information security management system.

Shinsei Bank continues to improve information security management in order to meet customers' expectations and further strengthen their confidence in the Bank.

Certification Summary

Main site:	Information Technology Division, Shinsei Bank, Limited**	
Certification standard:	BS7799-2;2002	
	ISMS Certification Criteria (ver.2.0)	
Certificate No.:	BS7799-2;2002	IS0706
	ISMS (ver.2.0)	IJ00778
Registration date:	March 24, 2004	
Certification body:	BSI Japan K.K. *	
National accreditation body:	BS7799-2;2002	UKAS (U.K.)*
	ISMS(ver.2.0)	JIPDEC (Japan)*

*See Exlpanation of Terms

**Substantially includes Shinsei Information Technology, Limited, Shinsei Bank's 100%-owned affiliate.

Explanation of Terms

BS7799

BS7799 was established by BSI (The British Standards Institution) to evaluate and certify organizations' information security management systems (ISMS) in 1995, and is recognized as a global standard of information security management.

It consists of 2 parts: the Code (best practice) for implementing an effective ISMS, and the Standard, which is the basis for certification. The Code is internationally standardized (ISO), and the Standard was revised in 2002.

ISMS Certification Criteria

ISMS Certification Criteria were developed by Japan Information Processing Development Corporation (JIPDEC) for information security management based on BS7799-2;2002 under the ISMS Conformity Assessment Scheme in April 2002. They were revised in April 2003 (ver.2.0)

BSI Japan K.K.

BSI Japan, an affiliate of BSI, was established in September 1998, and is a certification body for BS7799, ISO9001, ISO14001, etc.

BSI is the UK's original provider of standards, and the oldest such body in the world, being founded in 1901. It is supported by the British Secretary of State for Trade and Industry, and is famous for providing ISO9001, ISO14001, and ISO17799.

UKAS (The United Kingdom Accreditation Service)

UKAS is the sole national accreditation body recognized by the UK government to assess certification bodies for BS7799.

JIPDEC (Japan Information Processing Development Corporation)

JIPDEC, a foundation supervised by the Japanese Ministry of Economy, Trade and Industry, is the sole accreditation body under the ISMS scheme.

Exhibit A-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code No. 8303)

Shinsei Bank to Open "Shinsei Financial Center - Ginza"

- Located at corner of Ginza 4-chome intersection -

Tokyo (Wednesday, April 28, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the establishment of the "Shinsei Financial Center - Ginza" on the 6th floor of Sapporo Ginza Building at the corner of the Ginza 4-chome intersection and commencement of operations on May 10, 2004.

The "Shinsei Financial Center – Ginza" is located among upscale department stores such as Mitsukoshi, Matsuya and Matsuzakaya, as well as many luxury brand shops. The building entrance faces Chuo-Dori Street, next to A4 exit of Ginza subway station, offering an excellent access.

An ATM corner at the entrance of the building will be available 24 hours a day 365 days a year free of charge for comprehensive PowerFlex account cash cardholders.

With the opening of the "Shinsei Financial Center – Ginza", Shinsei Bank continues to seek to provide better products and services as well as to increase convenience for customers.

Shinsei Financial Center - Ginza

Address:	Sapporo Ginza Building 6F (corner of Ginza 4-chome intersection), 8-1, Ginza 5-chome Chuo-ku, Tokyo
Business hours:	From 11:00 am to 7:00 pm on weekdays and Saturdays (ATM services available 24h/365days)
Services provided:	Comprehensive PowerFlex account transactions as well as consulting services for asset management

▪Shinsei Financial Center · Ginza


Wako Dept.
Mitsukoshi Dept.
Nissan Gallery
New Melsa Dept.
Miyuki-dori
Ginza Sta.Exit(A4)

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code No. 8303)

Shinsei Bank Announces Projections for Fiscal Year 2003 Results

Tokyo (Wednesday, April 28, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for Fiscal Year 2003 ended March 31, 2004, as below.

1. Profit

	Results for FY 2002	Projections of results for FY2003	(Reference) Projections of results for FY 2003 (previously announced on February 19, 2004)
Net Income(Consolidated)	53.0 billion yen	66.0 billion yen	65.0 billion yen
Actual Net Business Profit * (Non-consolidated)	45.2 billion yen	47.5 billion yen	
Net Operating Income (Non-consolidated)	38.0 billion yen	45.0 billion yen	60.0 billion yen
Net Income (Non-consolidated)	59.0 billion yen	65.5 billion yen	65.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard.

While we experienced a solid growth in non-interest income, interest income declined. Non-consolidated net operating income is now projected to be less than the previous projection, however, net income, both consolidated and non-consolidated basis is projected to be higher than the previous projection due to higher credit recovery. All figures for FY2003 are higher than those for FY2002.
Shinsei Bank expects its consolidated Capital Adequacy Ratio to be approximately 21% as of March 31, 2004.

2. Disclosure of Problem Claims

(in billions of Yen)

	as of March-2003	as of Sep.-2003 (a)	as of March-2004 (b)	changes (b−a)
Bankrupt and Quasi-Bankrupt	35.7	14.6	11.1	-3.5
Doubtful	99.0	94.5	68.9	-25.6
Substandard	98.4	45.2	17.3	-27.9
Total	233.2	154.2	97.3	-56.9
Problem Claims Ratio	5.7%	4.1%	2.8%	-1.3%

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81)-3-5511-5013/ Fax: (+81)-3-5511-5505

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code Number: 8303)

Shinsei Bank Launches New Time Deposit *Powered One*

- Guaranteed principal with interest rate of 1% p.a. -

Tokyo (Thursday, April 8, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of a new type of time deposit called *Powered One*, effective Thursday, April 8, 2004.

Powered One is a yen-denominated time deposit with an initial five-year term, which Shinsei Bank has the option to extend for another three years four business days before the original maturity date. In order to meet customers' strong needs for "favorable interest rates plus guaranteed principal," an interest rate of 1% p.a. (0.8% p.a. after tax) is applied to the entire term of the time deposit, including the three-year extension.

Shinsei Bank continues to develop new products and services to meet customers' needs.

Outline of *Powered One*

Product Name	"5-Year Yen Time Deposit (With Special Provision Of Extension Up To 8 Years)" (Brand Name: *Powered One*)
Eligible Customers	Individual customers with *PowerFlex* accounts
Currency	Japanese yen
Term	Initially 5 years , with a possible 3-years extension (up to 8 years) 4 business days prior to the original maturity date, Shinsei Bank determines whether to exercise the extension option.
Deposit Method	Lump-sum deposit
Minimum Deposit Amount/Unit	Shinsei Financial Centers: 5 million yen or more, in units of 1 yen Shinsei *PowerCall* (telephone banking): 3 million yen or more, in units of 1 yen Shinsei *PowerDirect* (Internet banking): 1 million yen or more, in units of 1 yen
Repayment Method	Lump sum on initial maturity date, if time deposit not extended Lump sum on final maturity date, if time deposit is extended
Applied Interest Rate	Initial term: Contractual rate at time of deposit (fixed interest rate) Extended term: Contractual rate at time of deposit (fixed interest rate) Initial term (5 years): 1.0% p.a.(0.8% p.a. after tax) Extended term (3 years): 1.0% p.a.(0.8% p.a. after tax)
Interest Payment	Lump-sum interest payment on initial and final maturity dates(simple interest) Interest corresponding to the initial term is paid on the initial maturity date. When extended, interest corresponding to the extended term is paid on the final maturity date. In each case, the interest is credited to the customer's *PowerFlex* ordinary yen deposit account.
Cancellation Before Maturity	As a general rule, not accepted
Deposit Insurance	*Powered One* is covered by Deposit Insurance.

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank to Provide 24/7 ATM Services During Golden Week Holidays

Tokyo (Thursday, April 22, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the Golden Week holidays (April 29 to May 5, 2004) will be available 24-hours-a-day as usual.

Since June 2001, Shinsei Bank has provided 24-hours-a-day, seven-days-a-week service at ATMs installed at its head office and branches. During the upcoming Golden Week holidays, Shinsei's integrated *PowerFlex* account cash cardholders will be able to utilize ATM services for cash deposits/withdrawals and balance inquiries at ATMs installed at the Bank's head office and branches, at Keihin Kyuko train stations ("Keikyu Station Bank") and at Daily Yamazaki convenience stores. (See the Appendix for details.) At IY Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 7,900 ATMs), ATM services for cash withdrawals/deposits and balance inquires will be also available 24-hours-a-day.

ATM Operating Hours and Fees During Golden Week Holidays
ATMs Installed at Shinsei Head Office and Branches

Date	Operating Hours (※1, 2)	Fees
Thursday, April 29 to Wednesday, May 5, 2004	24-hours-a-day	Free

(※1) Due to system maintenance work, ATM services will be unavailable from 0:30 to 1:30am and from 8:00 to 9:00am on Tuesday, May 4, 2004.

(※2) Operating hours of Keikyu Station Bank ATM services are from 6:00 to 24:00. Due to system maintenance work, Keikyu Station Bank ATM services will be unavailable from 6:00 to 9:00am on Tuesday, May 4, 2004.

ATM Operating Hours and Fees During Golden Week Holidays

- For *PowerFlex* cash cardholders -

Shinsei ATMs Installed at Head Office and Branches

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 2 million yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

IY Bank ATMs Installed at Seven-Eleven Convenience Stores

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 500,000 yen per withdrawal - 2 million yen per day

(※1) 2 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. The maximum number of bills available per transaction (withdrawals/deposits) is 50.

Keikyu Station Bank ATMs Installed at Keihin Kyuko Train Stations

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	6:00 – 24:00	Free	- 500,000 yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

Shinsei Daily Bank ATMs Installed at Daily Yamazaki Convenience Stores

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 500,000 yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code No. 8303)

Shinsei Bank Receives Information Security Management System Certifications

- Both international(BS7799-2) and domestic (ISMS) certifications obtained -

Tokyo (Tuesday, April 27, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that on March 24, 2004 its Information Technology Division obtained Information Security Management System certifications for both BS7799-2*, an international certification awarded by the British Standards Instiution (BSI), and ISMS*, the Japanese equivalent developed by the Japan Information Processing Development Corporation (JIPDEC).

Recently, concerns over information security have risen significantly. Since March 2000 when Shinsei Bank was relaunched, its Information Technology Division, the department responsible for the Bank's information systems, has taken pro-active measures in the areas of technology, personnel, and other security controls to address information security issues. Now, the Information Technology Division has been certified by two accredited third-parties for having established and managed a global-standard information security management system.

Shinsei Bank continues to improve information security management in order to meet customers' expectations and further strengthen their confidence in the Bank.

<u>Certification Summary</u>

Main site:	Information Technology Division, Shinsei Bank, Limited**	
Certification standard:	BS7799-2;2002	
	ISMS Certification Criteria (ver.2.0)	
Certificate No.:	BS7799-2;2002	IS0706
	ISMS (ver.2.0)	IJ00778
Registration date:	March 24, 2004	
Certification body:	BSI Japan K.K. *	
National accreditation body:	BS7799-2;2002	UKAS (U.K.)*
	ISMS(ver.2.0)	JIPDEC (Japan)*

*See Exlpanation of Terms

**Substantially includes Shinsei Information Technology, Limited, Shinsei Bank's 100%-owned affiliate.

Explanation of Terms

BS7799

BS7799 was established by BSI (The British Standards Institution) to evaluate and certify organizations' information security management systems (ISMS) in 1995, and is recognized as a global standard of information security management.

It consists of 2 parts: the Code (best practice) for implementing an effective ISMS, and the Standard, which is the basis for certification. The Code is internationally standardized (ISO), and the Standard was revised in 2002.

ISMS Certification Criteria

ISMS Certification Criteria were developed by Japan Information Processing Development Corporation (JIPDEC) for information security management based on BS7799-2;2002 under the ISMS Conformity Assessment Scheme in April 2002. They were revised in April 2003 (ver.2.0)

BSI Japan K.K.

BSI Japan, an affiliate of BSI, was established in September 1998, and is a certification body for BS7799, ISO9001, ISO14001, etc.

BSI is the UK's original provider of standards, and the oldest such body in the world, being founded in 1901. It is supported by the British Secretary of State for Trade and Industry, and is famous for providing ISO9001, ISO14001, and ISO17799.

UKAS (The United Kingdom Accreditation Service)

UKAS is the sole national accreditation body recognized by the UK government to assess certification bodies for BS7799.

JIPDEC (Japan Information Processing Development Corporation)

JIPDEC, a foundation supervised by the Japanese Ministry of Economy, Trade and Industry, is the sole accreditation body under the ISMS scheme.

Exhibit B-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code No. 8303)

Shinsei Bank to Open "Shinsei Financial Center - Ginza"

- Located at corner of Ginza 4-chome intersection -

Tokyo (Wednesday, April 28, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the establishment of the "Shinsei Financial Center - Ginza" on the 6th floor of Sapporo Ginza Building at the corner of the Ginza 4-chome intersection and commencement of operations on May 10, 2004.

The "Shinsei Financial Center – Ginza" is located among upscale department stores such as Mitsukoshi, Matsuya and Matsuzakaya, as well as many luxury brand shops. The building entrance faces Chuo-Dori Street, next to A4 exit of Ginza subway station, offering an excellent access.

An ATM corner at the entrance of the building will be available 24 hours a day 365 days a year free of charge for comprehensive PowerFlex account cash cardholders.

With the opening of the "Shinsei Financial Center – Ginza", Shinsei Bank continues to seek to provide better products and services as well as to increase convenience for customers.

Shinsei Financial Center - Ginza

Address:	Sapporo Ginza Building 6F (corner of Ginza 4-chome intersection), 8-1, Ginza 5-chome Chuo-ku, Tokyo
Business hours:	From 11:00 am to 7:00 pm on weekdays and Saturdays (ATM services available 24h/365days)
Services provided:	Comprehensive PowerFlex account transactions as well as consulting services for asset management

▪Shinsei Financial Center · Ginza


Matsuya Dept.
Matsuya-dori
Wako Dept.
Mitsukoshi Dept.
To Hibiya
Nissan Gallery
Ginza Sta.Exit(A4)
New Melsa Dept.
Miyuki-dori
Matsuzakaya Dept.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(TSE Code No. 8303)

Shinsei Bank Announces Projections for Fiscal Year 2003 Results

Tokyo (Wednesday, April 28, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for Fiscal Year 2003 ended March 31, 2004, as below.

1. Profit

	Results for FY 2002	Projections of results for FY2003	(Reference) Projections of results for FY 2003 (previously announced on February 19, 2004)
Net Income(Consolidated)	53.0 billion yen	66.0 billion yen	65.0 billion yen
Actual Net Business Profit * (Non-consolidated)	45.2 billion yen	47.5 billion yen	
Net Operating Income (Non-consolidated)	38.0 billion yen	45.0 billion yen	60.0 billion yen
Net Income (Non-consolidated)	59.0 billion yen	65.5 billion yen	65.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard.

While we experienced a solid growth in non-interest income, interest income declined. Non-consolidated net operating income is now projected to be less than the previous projection, however, net income, both consolidated and non-consolidated basis is projected to be higher than the previous projection due to higher credit recovery. All figures for FY2003 are higher than those for FY2002.
Shinsei Bank expects its consolidated Capital Adequacy Ratio to be approximately 21% as of March 31, 2004.

2. Disclosure of Problem Claims

(in billions of Yen)

	as of March-2003	as of Sep.-2003 (a)	as of March-2004 (b)	changes (b−a)
Bankrupt and Quasi-Bankrupt	35.7	14.6	11.1	-3.5
Doubtful	99.0	94.5	68.9	-25.6
Substandard	98.4	45.2	17.3	-27.9
Total	233.2	154.2	97.3	-56.9
Problem Claims Ratio	5.7%	4.1%	2.8%	-1.3%

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81)-3-5511-5013/ Fax: (+81)-3-5511-5505